Exhibit 99.1

JinkoSolar Announces Changes to Its Board of Directors

08/20/2024

SHANGRAO, China, Aug. 20, 2024 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced that Mr. Yingqiu Liu has resigned as an independent director of the Company, and has ceased to be a member of the audit committee and the nominating and corporate governance committee of the Company, effective August 20, 2024. The departure of Mr. Yingqiu Liu was not due to any disagreement with the Company. Mr. Gang Chu has been appointed as an independent director of the Company and a member of the audit committee and the nominating and corporate governance committee of the Company, effective August 20, 2024.

Mr. Gang Chu served as the chief operating officer and a member of the management committee of China International Capital Corporation Limited ("CICC") from March 2015 to February 2024. Between November 2015 and August 2024, he served as director on the boards of various subsidiaries of CICC. Between May 2009 and March 2015, he held various leadership roles at CICC, including as the head of strategy research in the research department, the head of capital markets, and the deputy chief operating officer of CICC. Prior to joining CICC, he worked at Citigroup from September 1993 to August 2008, holding various roles, including risk manager of emerging markets, proprietary trader of U.S. municipal bonds, the head of the Latin American equity derivatives business, and a managing director of the Citigroup Alternative Investments. Mr. Chu obtained a bachelor's degree in physics from the University of Science and Technology of China in July 1987 and a Ph.D. in theoretical physics from Northeastern University in the United States in September 1993. He also attended the Leonard N. Stern School of Business of New York University from September 1996 to June 1997. Mr. Chu became a Chartered Financial Analyst in September 2002.

"On behalf of our Board and our shareholders, we want to express our thanks to Mr. Liu for his service to JinkoSolar, and wish him all the best in his future endeavors," commented Mr. Xiande Li, Chairman and CEO of JinkoSolar. "We believe Mr. Chu's extensive experience in the capital markets is a valuable asset to our Board, and his contributions will help the Company deliver on its commitment to achieve outstanding performance and maximize shareholder value."

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to utility-scale, commercial and residential customers in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar had 14 productions facilities globally, 26 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, the United Arab Emirates, Denmark, Indonesia, Nigeria and Saudi Arabia, and a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of March 31, 2024.

To find out more, please see: www.jinkosolar.com

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Rene Vanguestaine

Christensen

Tel: +86 178 1749 0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.:

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

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SOURCE JinkoSolar Holding Co., Ltd.